VF 11-5-02

02053214

TED STATES
EXCHANGE COMMISSION
ton, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING OCT 29 2002 WASH. D.C. 154 SECTION

SEC FILE NUMBER
8- 49729

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 09/01/01 (MM/DD/YY) AND ENDING 08/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

WEALTH EQUITY CORPORATION

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

43 Western Avenue
(No. and Street)

Fairfield	ME	04937
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John R. Williams, II — (207) 453-5300
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dunleavy & Company, P.C.
(Name — *if individual, state last, first, middle name*)

13116 South Western Avenue,	Blue Island,	Illinois	60406
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
NOV 14 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, John R. Williams, II, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wealth Equity Corporation, as of August 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

Signature

President

Title

Notary Public

MICHAEL G. RODERIGUE
Notary Public, Maine
My Commission Expires November 1, 2005

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WEALTH EQUITY CORPORATION

STATEMENT OF FINANCIAL CONDITION AND INDEPENDENT AUDITORS' REPORT

AUGUST 31, 2002

DUNLEAVY & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
13116 SOUTH WESTERN AVENUE
BLUE ISLAND, ILLINOIS 60406

(708) 489-1680
Fax: (708) 489-1717

INDEPENDENT AUDITORS' REPORT

Board of Directors
Wealth Equity Corporation

We have audited the accompanying statement of financial condition of Wealth Equity Corporation as of August 31, 2002 that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Wealth Equity Corporation as of August 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Dunleavy & Company, P.C.

DUNLEAVY & COMPANY, P.C.
Certified Public Accountants

Blue Island, Illinois
September 25, 2002

WEALTH EQUITY CORPORATION

STATEMENT OF FINANCIAL CONDITION

AUGUST 31, 2002

ASSETS

Cash and cash equivalents	$ 11,733
Receivable from broker/dealers	8,448
Organization costs, less accumulated amortization $3,700	-0-
TOTAL ASSETS	$ 20,181

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES	
Commissions payable	$ 3,007
SHAREHOLDERS' EQUITY	
Common stock, no par value; authorized 3,000 shares; issued and outstanding 100 shares	$ 14,000
Additional paid in capital	24,700
Retained earnings (deficit)	(21,526)
Total Shareholders' Equity	$ 17,174
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 20,181

The accompanying notes are an integral part of this financial statement.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization - The Company is a wholly-owned subsidiary of WEC Financial Group and was incorporated in the state of Maine on October 11, 1996. The Company is registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company's principal business activity is the sale of securities. Operations began May, 1997.

Securities Transactions - Commission revenue and related expense arising from securities transactions are recorded on a trade date basis, which is the same business day as the transaction date.

Cash Equivalents - Cash equivalents are defined as certificates of deposit and U.S. government obligations with a maturity date, when purchased by the Company, of less than 90 days and those securities registered under the Investment Company Act of 1940 which are comprised of cash and other short-term debt instruments and which are commonly referred to as "money market funds."

Organization Costs - Amortization was provided using the straight-line method over a 60 month period.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - CLEARING AGREEMENT WITH OFF-BALANCE-SHEET RISK

Clearing Agreement - The Company has entered into an agreement with a broker/dealer (Secondary Clearing Broker/dealer), whereby the Secondary Clearing Broker/dealer will introduce securities transactions on the Company's behalf through another broker/dealer (Primary Clearing Broker/dealer). Pursuant to this agreement, securities transactions initiated by the Company are introduced to the

NOTE 2 - CLEARING AGREEMENT WITH OFF-BALANCE-SHEET RISK – (Continued)

Secondary Clearing Broker/dealer, who introduces the same transactions to the Primary Clearing Broker/dealer. The Primary Clearing Broker/dealer then executes and clears the securities transactions on behalf of the Company. This type of arrangement is commonly referred to as a two-tiered clearing arrangement or a "piggyback" clearing arrangement. The Company is prohibited from entering into any similar agreements with other broker/dealers unless specific written permission is provided by the Secondary Clearing Broker/dealer. Also, this agreement may be terminated by either party upon thirty days written notice.

Additional provisions of the Company's agreement with the Secondary Clearing Broker/dealer state that the Company is to be held responsible for any losses arising when customers of the Company fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of these introduced transactions. The Company may therefore be exposed to off-balance-sheet risk in the event a customer is unable to fulfill its contracted obligations and it is necessary for the Primary Clearing Broker/dealer to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity.

NOTE 3 - RELATED PARTY TRANSACTIONS

As mentioned in Note 1, the Company is a wholly-owned subsidiary of WEC Financial Group (the Parent). For federal and state income tax purposes, the Company reports on a consolidated basis with the Parent. Although the Parent assumes all responsibility for payment of income taxes for the consolidated group, the Company, on its own, has a substantial net operating loss carryforward that would be eligible to offset its taxable income.

Pursuant to a written agreement, the Parent paid substantially all overhead and operating expenses incurred by the Company for the year ended August 31, 2002. In addition, the Company paid management fees to the Parent totaling $112,550.

WEALTH EQUITY CORPORATION

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED AUGUST 31, 2002

NOTE 3 - RELATED PARTY TRANSACTIONS – (Continued)

During the year, an officer of the Company (and sole shareholder of the Parent) was responsible for generating $58,714 of the commissions revenue. No commission expense was charged or will be charged to the Company relating to this amount.

Through common ownership and management, the Company is also affiliated with Wealth Education Company.

NOTE 4 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the National Association of Securities Dealers, Inc., the Company is subject to the Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 1500%. At August 31, 2002 the Company's net capital and required net capital were $15,983 and $5,000 respectively. The ratio of aggregate indebtedness to net capital was 19%.